UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               META Group, Inc.
        __________________________________________________________________
                               (Name of Issuer)


                          Common Stock, $0.01 par value

        ___________________________________________________________________
                          (Title of Class of Securities)


                                  591002100
                        _________________________________
                                (CUSIP Number)


                              December 31, 1999
       ____________________________________________________________________
              (Date of Event Which Requires Filing of this Statement)


Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

            (  )    Rule 13d-1(b)
            (  )    Rule 13d-1(c)
            (X )    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Marc Butlein

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) (  )
                                                             (b) (  )

------ -------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

------------------------- ----- ------------------------------------------------
                           5    SOLE VOTING POWER

                                588,990
       NUMBER OF

                          ----- ------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                393,750


                          ----- ------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 588,990


                          ----- ------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER

                                393,750

------------------------- ------- ----------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        982,740

------- ------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.7%

------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

------- ------------------------------------------------------------------------

Item 1(a).    Name of Issuer:  META Group, Inc.
              ---------------

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -------------------------------------------------
              208 Harbor Drive
              Stamford, CT  06912

Item 2(a).    Name of Person Filing:  Marc Butlein.
              ----------------------

Item 2(b).    Address of Principal Business Office or, if None, Residence: The
----------    ------------------------------------------------------------
              residence address of Marc Butlein is 35 Kettle Creek Road,
              Weston, CT 06883

Item 2(c).    Citizenship:  United States of America.
              ------------


Item 2(d).    Title of Class of Securities:  Common Stock, $0.01 par value.
              -----------------------------

Item 2(e).    CUSIP Number:  591002 10 0
              ------------

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b),  or 13d-2(b),
--------------------------------------------------------------------------------
check whether the person filing is a:
-------------------------------------

          (a)( ) Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

          (b)( ) Bank as defined in Section 3(a)(6) of the Act.

          (c)( ) Insurance Company as defined in Section 3(a)(19) of the Act.

          (d)( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

          (e)( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

          (g)( ) Parent Holding Company, in accordance with Rule 13d-1(b)
                 (ii)(G) of the Act.

          (h)( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

           Not applicable.This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.    Ownership.
           ----------

               (a) Amount Beneficially Owned: Marc Butlein is the record owner of 588,990 shares as of December 31, 1999 and may be deemed to own beneficially 393,750 shares of which 257,750 shares are held by a trust of which Mr. Butlein is a trustee, 105,000 shares are held by a limited partnership of which Mr. Butlein is a general partner and 31,000 shares are held by a foundation of which Mr. Butlein is an officer. Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 982,740 shares as of December 31, 1999.

               (b) Percent  of  Class:  9.7%.  The  foregoing   percentage  is
                   calculated based on the 10,104,385 shares of Common Stock reported to be outstanding as of November 9, 1999, in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ended September 30, 1999.

               (c) Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:588,990 shares.

                   (ii) shared power to vote or to direct the vote: 393,750 shares.

                   (iii) sole power to dispose or to direct the disposition
                         of: 588,990 shares.

                   (iv) shared power to dispose or to direct the disposition of: 393,750 shares.

              Marc Butlein disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/1/00
                                        ________________________________
                                                    Date


                                           /s/ Marc Butlein
                                         ________________________________
                                                  Signature


                                          _________________________________
                                                  Name/Title